SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                                (Amendment No. 2)

                          Compton Petroleum Corporation
                                (Name of Issuer)


                                  Common Stock
                         (Title of Class of Securities)

                                   204940100
                                 (CUSIP Number)

                        Centennial Energy Partners, L.P.
               575 Lexington Ave., 33rd Fl., New York, NY 10022
                                 (212) 753-5150
                               Attn:  Peter Seldin
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                February 28, 2008
             (Date of Event which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G To report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [].


          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.



 (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No.  204940100


1.   NAME OF REPORTING PERSONS 	Centennial Energy Partners, L.P.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 13-3793743



2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
	                                                           (b)  [ ]


3.   SEC USE ONLY


4.   SOURCE OF FUNDS*	WC


5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


6.   CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER			-0-


8.   SHARED VOTING POWER		15,709,692


9.   SOLE DISPOSITIVE POWER		-0-


10.  SHARED DISPOSITIVE POWER		15,709,692


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     15,709,692

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	12.16%


14.  TYPE OF REPORTING PERSON*	PN






CUSIP No.  204940100


1.   NAME OF REPORTING PERSONS 	Hoyt Farm Partners, L.P.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 13-3877256



2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
	                                                           (b)  [ ]


3.   SEC USE ONLY


4.   SOURCE OF FUNDS*	WC


5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


6.   CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER			-0-


8.   SHARED VOTING POWER		7,624,901


9.   SOLE DISPOSITIVE POWER		-0-


10.  SHARED DISPOSITIVE POWER		7,624,901


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     7,624,901

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	5.90%


14.  TYPE OF REPORTING PERSON*	PN






CUSIP No.  204940100


1.   NAME OF REPORTING PERSONS 	Quadrennial Partners, L.P.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 13-3883223



2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
	                                                           (b)  [ ]


3.   SEC USE ONLY


4.   SOURCE OF FUNDS*	WC


5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


6.   CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER			-0-


8.   SHARED VOTING POWER		2,038,235


9.   SOLE DISPOSITIVE POWER		-0-


10.  SHARED DISPOSITIVE POWER		2,038,235


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,038,235

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	1.58%


14.  TYPE OF REPORTING PERSON*	PN






CUSIP No.  204940100


1.   NAME OF REPORTING PERSONS 	Centennial Energy Partners V, L.P.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 20-0438877



2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
	                                                           (b)  [ ]


3.   SEC USE ONLY


4.   SOURCE OF FUNDS*	WC


5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


6.   CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER			-0-


8.   SHARED VOTING POWER		172,968


9.   SOLE DISPOSITIVE POWER		-0-


10.  SHARED DISPOSITIVE POWER		172,968


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     172,968

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	.13%


14.  TYPE OF REPORTING PERSON*	PN






CUSIP No.  204940100


1.   NAME OF REPORTING PERSONS 	Centennial Energy Partners L.L.C.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 13-3961810



2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
	                                                           (b)  [ ]


3.   SEC USE ONLY


4.   SOURCE OF FUNDS*	WC


5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


6.   CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER			-0-


8.   SHARED VOTING POWER		25,545,796


9.   SOLE DISPOSITIVE POWER		-0-


10.  SHARED DISPOSITIVE POWER		25,545,796


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     25,545,796

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	19.78%


14.  TYPE OF REPORTING PERSON*	OO






CUSIP No.  204940100


1.   NAME OF REPORTING PERSONS 	Peter K. Seldin
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)



2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
	                                                           (b)  [ ]


3.   SEC USE ONLY


4.   SOURCE OF FUNDS*	PF


5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


6.   CITIZENSHIP OR PLACE OF ORGANIZATION		United States


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER			0


8.   SHARED VOTING POWER		25,545,796


9.   SOLE DISPOSITIVE POWER		0


10.  SHARED DISPOSITIVE POWER		25,545,796


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     25,545,796

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	19.78%


14.  TYPE OF REPORTING PERSON*	IN






CUSIP No.  	204940100

Item 1.  Name of Issuer.
	The information in Item 1 has not changed since the Amendment 1 to the 13D previously filed by the Reporting Persons on January 29, 2008.


Item 2.  Identity and Background.

     	The information in Item 2 has not changed since the Amendment 1 to the 13D previously filed by the Reporting Persons on January 29, 2008.


Item 3.  Source and Amount of Funds or Other Consideration

         The information in Item 3 has not changed since the Amendment 1 to the 13D previously filed by the Reporting Persons on January 29, 2008.


Item 4.  Purpose of Transaction.

         Item 4 is hereby amended and restated to read as follows:

     On December 14, 2007, Peter K. Seldin, in his capacity as Managing Member of Centennial LLC sent a letter (the ?December Letter?) to M.F. Belich, Q.C., the Chairman of the Company?s Board of Directors, and E.G. Sapieha, C.A., the President and Chief Executive Officer of the Company. The December Letter expressed doubts that the current management has a specific plan to eliminate the valuation discount which Centennial LLC believes has developed between the underlying value of the Company?s asset base and the Share price. In the December Letter, Centennial LLC requested that the Company?s Board of Directors begin a formal process to review the Company?s strategic options, including the potential sale of the Company. The December Letter is attached as Exhibit C to the 13D filed by the Reporting Persons on December 14, 2007.

     On December 14, 2007, Centennial LLC received a response from the Company to the December Letter. The Company stated that it ?would continue to take appropriate steps to ensure the Company?s actions will be in the best interests of all Shareholders?.

     On January 23, 2008, the Company disclosed its operating plans for 2008 and projections through 2010. In a letter to M.F. Belich, Q.C., the Chairman of the Company?s Board of Directors, and E.G. Sapieha, C.A., the President and Chief Executive Officer of the Company dated January 29, 2008 (the ?January Letter?), Centennial LLC stated that it considers this plan to be ?an ill-conceived program that is highly dependent on commodity prices and external funding.? Centennial does not believe the plan does or can address the Company?s fundamental structural problem: the Company does not have the cash flow or access to capital on a non-dilutive basis to maximize the value of its asset base. The January Letter is attached as Exhibit B to the Amendment 1 to the 13D which was filed by the Reporting Persons on January 29, 2008.

         In the January Letter, Centennial expressed its hope that the Compton board would understand Centennial?s reasoning and come to accept that Compton cannot go forward with the plan that it had outlined. Centennial expressed its desire for a cooperative process, but communicated its readiness to nominate its own slate of directors and call for a special shareholders? meeting if necessary.

      In a press release issued today by Compton, the Company announced that it will conduct a formal review of business plans and strategic alternatives for enhancing shareholder value. The Company also announced it has hired Tristone Capital Inc. and UBS Securities Canada Inc as independent financial advisers to assist in this process. Centennial considers today?s announcement from Compton to be an important action in a cooperative process to achieve a better result for all Compton shareholders. Mr. Seldin has agreed to join the Board of Directors of Compton. Mr. Seldin has also been appointed to the Special Committee of Compton?s independent directors who will conduct the review.

         Except as set forth above, the Reporting Persons have no other present plans or intentions that would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.



Item 5.  Interest in Securities of the Issuer.

	The information in Item 5 has not changed since the Amendment 1 to the 13D previously filed by the Reporting Persons on January 29, 2008.



Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

	The information in Item 6 has not changed since the Amendment 1 to the 13D previously filed by the Reporting Persons on January 29, 2008.


Item 7.  Material to be Filed as Exhibits.

	Exhibit A: Agreement between the Reporting Persons to file jointly












  SIGNATURE


     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED:  February 28, 2008


Centennial Energy Partners, L.P.		Centennial Energy Partners, L.L.C.

By: /s/ Peter K. Seldin				By: /s/ Peter K. Seldin
      Peter K. Seldin				Managing Member
	Centennial Energy Partners, L.L.C.
      General Partner

Hoyt Farm Partners, L.P.			By: /s/ Peter K. Seldin
 								Peter K. Seldin
By: /s/ Peter K. Seldin
	Peter K. Seldin
	Centennial Energy Partners, L.L.C.
	General Partner


Quadrennial Partners, L.P.


By: /s/ Peter K. Seldin
	Peter K. Seldin
	Centennial Energy Partners, L.L.C.
	General Partner


Centennial Energy Partners V, L.P.


By: /s/ Peter K. Seldin
      Peter K. Seldin
	Centennial Energy Partners, L.L.C.
	General Partner




















EXHIBIT A

AGREEMENT

	The undersigned agree that this Amendment 2 to Schedule 13D dated February 28, 2008 relating to the Common Stock of Compton Petroleum shall be filed on behalf of the undersigned.

Centennial Energy Partners, L.P.		Centennial Energy Partners, L.L.C.

By: /s/ Peter K. Seldin				By: /s/ Peter K. Seldin
      Peter K. Seldin				Managing Member
	Centennial Energy Partners, L.L.C.
      General Partner

Hoyt Farm Partners, L.P.			By: /s/ Peter K. Seldin
					                Peter K. Seldin
By: /s/ Peter K. Seldin
	Peter K. Seldin
	Centennial Energy Partners, L.L.C.
	General Partner

Quadrennial Partners, L.P.


By: /s/ Peter K. Seldin
	Peter K. Seldin
	Centennial Energy Partners, L.L.C.
	General Partner


Centennial Energy Partners V, L.P.


By: /s/ Peter K. Seldin
      Peter K. Seldin
	Centennial Energy Partners, L.L.C.
	General Partner